UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14118

WORLD COLOR (USA) CORP.*

(f/k/a Quebecor World Capital Corporation)

(Exact name of registrant as specified in its charter)

*See Co-Registrant below

291 State Street

North Haven, CT 06473

(203) 288-2468

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4 7/8% Senior Notes due 2008 (and Guarantees by Co-Registrant with respect thereto)

6 1/8% Senior Notes due 2013 (and Guarantees by Co-Registrant with respect thereto)

6 1/2% Debentures due August 1, 2027 (and Guarantees by Co-Registrant with respect thereto)

(Title of each class of securities covered by this Form)

For Registrant:

None

For Co-Registrant:

Common Shares

Series I Warrants to acquire Common Shares

Series II Warrants to acquire Common Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: No Holders

Co-Registrant

Exact Name of Co- Registrant*	Jurisdiction of Formation	Address & Telephone No.	Commission File No.
World Color Press Inc. (f/k/a Quebecor World Inc.)	Canada	999 de Maisonneuve Blvd. West, Suite 1100, Montréal, Québec, Canada H3A 3L4 (514) 954-0101	1-14118

Pursuant to the requirements of the Securities Exchange Act of 1934, World Color (USA) Corp. and World Color Press Inc. have caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

WORLD COLOR (USA) CORP.

Date: June 16, 2010	By:	/s/ Marie-É. Chlumecky
Name: Marie-É. Chlumecky
Title: Secretary

WORLD COLOR PRESS INC.

	By:	/s/ Marie-É. Chlumecky
Name: Marie-É. Chlumecky
Title: Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.